Exhibit 99.1

News Release
For Immediate Release

D. Medical Reports Third Quarter 2010 Financial Results

Tirat Carmel, Israel – November 24, 2010 – D. Medical Industries Ltd. (NASDAQ:DMED; TASE:DMDC)("D. Medical" or the "Company”), a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery, today announced financial results for the three and nine months ended September 30, 2010. The unaudited selected consolidated financial statements presented below were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). A convenience U.S. dollar translation of NIS amounts is provided using the rate of NIS 3.665 to US$1.00, the representative rate of exchange as of September 30, 2010 as published by the Bank of Israel.

Third Quarter Highlights:

•	In August 2010, D. Medical completed its initial public offering in the United States of 1,500,906 of its ordinary shares at a price per share of US$7.00.
•
D. Medical entered into a definitive agreement with UPG (Suzhou) EPZ Co. Ltd. for the manufacture and supply of the consumable components of the Company’s Adi durable insulin pump, its universal infusion sets and, when available, its insulin patch pump.

•
Third quarter recognized revenues were NIL although D. Medical supplied products for a total of NIS 747 thousand (US$ 204 thousand) during the period as compared to NIS 721 thousand (US$ 186 thousand) for the second quarter of 2010.  Due to a significant increase in receivable days resulting from the Company's efforts to increase market penetration of its products, the Company does not believe that third quarter sales met its revenue recognition criteria and therefore, has resolved not to recognize these sales as revenues at this time.

•
Third quarter cost of sales increased 50% on a sequential basis to NIS 2,144 thousand (US$ 585 thousand), as compared to NIS 1,431 thousand (US$ 390 thousand) for the second quarter of 2010. The increase was mainly attributed to the preparation of a new production line at a sub-contractor site and the training of new staff.

•
Operating loss for the third quarter increased 56% on a sequential basis to NIS 9,367 thousand (US$ 2,556 thousand), as compared to NIS 6,022 thousand (US$ 1,643 thousand) for the second quarter of 2010. The increase was attributed to the industrialization of the Company’s patch pump and to the preparation of a new production line.

D. Medical commenced sales and marketing operations in late 2009. Sales for the three and nine months ended September 30, 2010 were nil and NIS 1,264 thousand (US$ 345 thousand), respectively. D. Medical has resolved not to recognize its third quarter sales as revenues, although it supplied products for a total of NIS 747 thousand (US$ 204 thousand), because the Company believes that these sales did not meet its revenue recognition criteria. Cost of sales for the three and nine months ended September 30, 2010 amounted to NIS 2,144 thousand (US$ 585 thousand) and NIS 4,873 thousand (US$ 1,329 thousand), respectively.  D. Medical had no sales and costs of sales for the periods ended September 30, 2009, during which it was still focusing solely on its research and development operations. The increase in the cost of sales in the third quarter was due to the preparation for a higher volume of production accompanied with current low yield in production. R&D expenses for the three and nine months ended September 30, 2010 amounted to NIS 3,733 thousand (US$ 1,019 thousand) and NIS 8,043 thousand (US$ 2,195 thousand), respectively. The increase in the third quarter was due to the preparation for commercialization of the Company’s patch pump.

D. Medical’s attributed comprehensive loss for the three months ended September 30, 2010 amounted to NIS 9,011 thousand (US$ 2, 459 thousand), or NIS 1.28 (U.S. $0.35) per share, as compared to NIS 4,445 thousand (US$ 1,213 thousand), or NIS 0.96 (US$ 0.26) per share, for the three months ended September 30, 2009.  D. Medical’s attributed loss for the nine months ended September 30, 2010 amounted to NIS 29,000 thousand (US$ 7,913 thousand), or NIS 4.65 (US$ 1.27) per share, as compared to NIS 16,115 thousand (US$ 4,397 thousand), or NIS 3.52 (US$ 0.96) per share, for the nine months ended September 30, 2009. The loss for the first nine months of 2010 reflects registration costs of NIS 6,049 thousand (US$ 1,650 thousand) and fair value losses on warrants at fair value through profit or loss of NIS 2,469 thousand (US$ 674 thousand) as a component of financial costs, all incurred during the first six months of 2010.

"These financial results reflect the tremendous efforts that everyone at D. Medical made to meet the Company’s goals of moving towards mass production and commercially introducing the patch pump in a timely manner,” said Efri Argaman, D. Medical’s Chief Executive Officer.  “Once we achieve mass production with the help of our new manufacturing partner, UPG, we expect to expand our manufacturing volumes and reduce our cost of sales.  This will allow us to more fully capitalize on the cost-effectiveness of our unique spring-based design as we prepare to launch product sales in our five initial target markets - Mexico and the BRIC countries of Brazil, Russia, India and China - commencing in 2011.”

As at September 30, 2010, D. Medical had cash and cash equivalents of NIS 47,163 thousand (US$ 12,868 thousand). This compares to NIS 24,388 thousand (US$ 6,654 thousand) as at December 31 2009. The increase is mainly attributable to proceeds from D. Medical's U.S. initial public offering and from the exercise of warrants, affected during the first quarter of 2010, less cash used in operating activities during the nine months ended September, 30, 2010.

Main Events Subsequent to Quarter-End:

•
In October 2010, D. Medical announced the execution of an agreement with Pharmaserve-Lilly S.A.C.I. for the distribution of the Company’s ADI durable insulin pump, related consumables and its Universal Detach Detect Infusion Sets in Greece.

•
In November 2010, D. Medical reported on a proposed transaction by its publicly held subsidiary, NextGen Biomed Ltd. ("NextGen"). NextGen has executed a non-binding memorandum of understanding to purchase ClearPath Ltd. and Innosense Ltd., two privately held Israeli companies engaged in the functional food and beverages industry. If materialized, D. Medical will hold 12% of NextGen, which is expected to allow D. Medical to focus entirely on diabetes treatment and drug delivery.

•
In November 2010, the Company announced the grant of a total of 337,100 options to purchase its ordinary shares, par value NIS 0.32 per share, to various executive officers, managers, other employee and consultants of D. Medical and its subsidiaries. Such options will vest over a period of 4 years. The options granted to Israeli employees will be granted at an exercise price of NIS 25.33 per share (except for one officer, who will receive a portion of his options at an exercise price of NIS 32.864), while options granted to non-Israeli employees/consultants will be granted at an exercise price of US$7 per share.

•
In November 2010, D. Medical resolved the following with respect to its chief executive officer's compensation: (i) an increase of his gross monthly salary from NIS 45,624 (US$ 12,449) to NIS 55,780 (US$ 15,220), linked to the Israeli Consumer Price Index as known on November 2, 2010; (ii) the grant of a bonus of NIS 240,000 (US$ 65,484); and (iii) the grant of 56,700 options to purchase D. Medical's ordinary shares, at an exercise price of NIS 25.33 per share.

Conference Call

D. Medical will host a conference call to discuss these results today, November 24, at 8:30 a.m. (Eastern Standard Time).  Those wishing to access the live conference call by telephone should dial 877-312-5445 (within the United States) or 253-237-1128 (outside of the United States) several minutes prior to the beginning of the call. The call will also be webcast live and archived for 30 days on the company's website at http://www.dmedicalindustries.com under the "Events" tab in the Investors section.

About D. Medical

D. Medical is a medical device company engaged through its subsidiaries in the research, development, manufacture and sale of innovative products for diabetes treatment and drug delivery. D. Medical has developed durable and semi-disposable insulin pumps, which continuously infuse insulin into a patient’s body, using its proprietary spring-based delivery technology.  D. Medical believes that its spring-based delivery mechanism is cost-effective compared to the motor and gear train mechanisms that drive competitive insulin pumps and also allows it to incorporate certain advantageous functions and design features in its insulin pumps.  D. Medical has also developed an infusion set for insulin pumps and is focusing its research and development efforts on the development of next generation insulin pumps and a device that will combine a continuous glucose monitoring system and an insulin pump on the same patch.  For more information, visit http://www.dmedicalindustries.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined by the Israeli Securities Law, 1968, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. These statements include, forecasts, goals, uncertainties and assumptions and relate, inter alia, to D. Medical's future expectations in connection with its level of sales and cost of sales, manufacturing volumes, the cost-effectiveness of its spring-based design, target markets and timing of markets penetration. The forward-looking statements are based on D. Medical's current expectations and beliefs which are based on, among other things, its analysis of publicly available information and market research reports. All forward-looking statements are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the impact of general economic conditions, competitive products, product demand, product performance, the performance of D. Medical's contract manufacturer and distributors, regulatory trends and approvals and healthcare reform legislation. If one or more of these risks and/or uncertainties materialize, or if the underlying assumptions prove to be incorrect, D. Medical's actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements or results which are based upon such assumptions.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or of any of them will transpire or occur, what impact it will have on D. Medical's results of  operations or financial condition. D. Medicals does not undertake to update any forward-looking statements.

Company Contact:

Amir Loberman
Chief Financial Officer
D. Medical Industries LTD
T: +972-73-2507100
info@springnow.com

North American Investor Contact:
Stephen Kilmer
T: 905-690-2400
M: 905-906-6908
stephen@dmedicalindustries.com

Israeli Investor Relations
Iris Lubitch
T: 972-775538007
Iris@EffectiveIR.co.il

D. MEDICAL INDUSTRIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
NIS in thousands

			Convenience translation into US$ (in thousands)
	September 30,	December 31,	September 30,
	2010	2009	2010
	(Unaudited)	(Audited)	(Unaudited)
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	47,163	24,388	12,868
Short term deposits	3,667	208	1,001
Trade accounts receivable	1,058	103	289
Other	2,283	1,097	623
Inventory	2,663	499	727
T o t a l current assets	56,834	26,295	15,508

NON-CURRENT ASSETS :
Property and equipment, net	3,306	2,103	902
Intangible assets, net	14,493	14,482	3,954
Long-term deposits and loans	192	285	52
T o t a l non-current assets	17,991	16,870	4,908
T o t a l assets	74,825	43,165	20,416

Liabilities and equity
CURRENT LIABILITIES:
Trade and other payables:
Trade accounts payable	2,856	1,165	779
Other	2,920	2,695	797
T o t a l current liabilities	5,776	3,860	1,576

NON-CURRENT LIABILITIES:
Warrants	-	2,606	-
Provision for royalties to the Israeli Office of Chief Scientist	4,927	4,048	1,344
Liability to minority interest	3,144	3,085	858
Liability for severance pay – net	70	233	19
T o t a l non-current liabilities	8,141	9,972	2,221
T o t a l liabilities	13,917	13,832	3,797

EQUITY:
Equity attributable to owners of the parent: Share capital - issued and outstanding - December 31, 2009 – 5,384,342 shares September 30, 2010 - 7,625,523 shares
Ordinary shares	2,500	1,783	682
Share premium and other reserves	225,222	167,355	61,452
Warrants and equity portion of convertible debt	3,048	3,048	832
Accumulated losses	(172,442)	(143,442)	(47,051)
	58,328	28,744	15,915
MINORITY INTEREST	2,580	589	704
T o t a l equity	60,908	29,333	16,619
T o t a l liabilities and equity	74,825	43,165	20,416

D. MEDICAL INDUSTRIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
NIS in thousands except per share data

						Convenience translation into US$ (in thousands)
						Three months	Nine months
	Three months ended September 30		Nine months ended September 30		Year ended December 31,	ended September 30	ended September 30
	2010	2009	2010	2009	2009	2010	2010
	(Unaudited)				(Audited)	(Unaudited)
CONTINUING OPERATIONS:
Sales	-	-	1,264	-	368	-	345
Cost of sales	2,144	-	4,873	-	657	585	1,329
	2,144	-	3,609	-	289	585	984
Research and development expenses – net	3,733	3,990	8,043	10,183	13,193	1,019	2,195
Selling and marketing expenses	1,087	-	2,409	-	698	297	657
General and administrative expenses	2,770	1,460	7,992	3,615	5,563	755	2,181
Other (income) expenses - net	(367)	248	(265)	122	(714)	(100)	(72)
Operating loss	9,367	5,698	21,788	13,920	19,029	2,556	5,945
Registration costs	-	-	6,049	-	-	-	1,650
Finance income	(61)	(36)	(212)	(908)	(243)	(17)	(58)
Fair value losses (gains) on warrants at fair value through profit or loss	-	(1,215)	2,469	2,850	(244)	-	674
Finance costs	639	177	1,054	862	473	174	288
Finance (income) costs – net	578	(1,074)	3,311	2,804	(14)	157	904
LOSS AND TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	9,945	4,624	31,148	16,724	19,015	2,713	8,499
ATTRIBUTABLE TO:
Owners of the parent	9,011	4,445	29,000	16,115	18,435	2,459	7,913
Minority interest	934	179	2,148	609	580	254	586
	9,945	4,624	31,148	16,724	19,015	2,713	8,499
LOSS PER SHARE ATTRIBUTABLE
TO THE EQUITY HOLDERS OF THE COMPANY -
Basic and diluted	1.28	0.96	4.65	3.52	3.89	0.35	1.27